UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

iDirect Private Markets Fund

(Name of Subject Company (Issuer))

iDirect Private Markets Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

Class A 451066203
Class I 451066104

(CUSIP Number of Class of Securities)

Nick Veronis
iCapital Registered Fund Adviser LLC

60 East 42nd Street
New York, NY 10165
212-994-7402

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Richard Horowitz, Esq.
Alexander C. Karampatsos, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Final Amendment related to the Issuer Tender Offer Statement on Schedule TO (“the “Statement”) originally filed on February 13, 2026 by iDirect Private Markets Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $61,097,913.10 of Class A and Class I shares of beneficial interest (“Shares”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired on March 27, 2026, at 12:00 midnight, Eastern Time.

2.	The net asset value of Shares tendered pursuant to the Offer was calculated as of March 31, 2026. The net asset value per share of Class A Shares is $18.62 and the net asset value per share of Class I Shares is $41.15.

3.	$17,897,949.19 in Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

iDirect Private Markets Fund

	By:	/s/ Indira Mahadeo
	Name:	Indira Mahadeo
	Title:	Treasurer

July 31, 2026

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